601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

September 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman, Martin James, Erin Donahue and Erin Purnell

Re:	Birkenstock Holding Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted August 24, 2023

CIK No. 0001977102

Ladies and Gentlemen:

This letter sets forth the responses of Birkenstock Holding Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 7, 2023 with respect to the above-referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments, and the Company is concurrently publicly filing Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Austin  Bay Area  Beijing  Boston  Brussels  Chicago  Dallas   Hong Kong  Houston  London  Los Angeles  Miami  Munich  Paris  Salt Lake City Shanghai  Washington, D.C.

Securities and Exchange Commission

September 15, 2023

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

Risks Related to Our Ordinary Shares and the Offering

Our Principal Shareholder controls us, and their interests may conflict with ours or yours in the future., page 60

1.

Staff’s comment: We note your disclosure on page 171 that when MidCo beneficially owns less than a majority, but at least 5% of your ordinary shares, it will be entitled to designate for nomination a number of directors in proportion to its ownership of your ordinary shares. Please revise your disclosure in this section to state this clearly. In addition, where you state that for so long as the principal shareholder continues to own a “significant” percentage, it will be able to “significantly” influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power, please revise to include specific rights based on exact ownership amounts.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 of the Registration Statement accordingly.

Business

Operations

Logistics, page 139

2.	Staff’s comment: We note your reference to opening a Geodis facility in Columbus, Ohio. Please provide more information regarding this facility.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 149 of the Registration Statement accordingly.

Tax Receivable Agreement, page 169

3.

Staff’s comment: We note your disclosure that the description is a summary of “certain” material terms. Please revise to remove “certain” and confirm that all material terms of the agreement have been discussed. In addition, please add the agreement to the exhibit index.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 179 of the Registration Statement accordingly. The Company respectfully confirms that all material terms of the Tax Receivable Agreement have been described.

Related Party Transactions

Shareholders’ Agreement, page 171

4.	Staff’s comment: Please revise the final sentence of this section to remove the qualification that the summary is not complete and confirm that all material terms of the agreement have been described.

Securities and Exchange Commission

September 15, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 181 of the Registration Statement accordingly. The Company respectfully confirms that all material terms of the Shareholders’ Agreement have been described.

General

5.

Staff’s comment: We note your letter from your CEO. Please relocate the letter to a more appropriate location in your prospectus, such as the section beginning on page 114. In addition, please provide support for your statement on page ix that you have set a standard that others cannot replicate.

Response: The Company acknowledges the Staff’s comment and has revised the Registration statement to include the letter on page 119. The Company has also revised the statement on page 120 of the Registration Statement in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Ross M. Leff of Kirkland & Ellis LLP by telephone at 212-446-4947 or by email at ross.leff@kirkland.com.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

Via E-mail:

cc:	Oliver Reichert, Chief Executive Officer

Dr. Erik Massmann, Chief Financial Officer

Christian Heesch, Chief Legal Officer

Birkenstock Holding Limited

Joshua N. Korff

Zoey Hitzert

Kirkland & Ellis LLP

Marc D. Jaffe

Ian D. Shuman

Adam J. Gelardi

Latham & Watkins LLP